Exhibit 99.4

Sono Group S.à r.l.

société à responsabilité limitée

8 Avenue de la Gare, L-1610 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B302122

and

Sono Group N.V.

Waldmeisterstrasse 93, 80935 Munich,

Germany

Dutch trade register number: 80683568

NOTIFICATION

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NOTIFICATION

1	This notification is prepared, in accordance with section 2:333e of the Dutch Civil Code and article 1025-5 of the Luxembourg law of 10 August 1915 on commercial companies, as amended.

2	The management bodies of:

2.1	Sono Group N.V., a limited liability company (naamloze vennootschap) under the laws of the Netherlands, having its corporate seat (zetel) at Amsterdam, the Netherlands, and offices at Waldmeisterstrasse 93, 80935 Munich, Germany, and registered with the Dutch Trade Register under number 80683568 (Sono N.V.); and

2.2	Sono Group S.à r.l., a private limited liability company (société à responsabilité limitée) existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8 Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Sociétés, Luxembourg) under number B302122 (Sono Lux),

Sono N.V. and Sono Lux together the Merging Companies and each a Merging Company.

hereby declare

3	The management bodies of the Merging Companies have drawn up and executed terms of a proposed cross-border merger (Cross-Border Merger Proposal), a copy of which is attached hereto as Schedule 1.

4	Any capitalised term used in this notification shall have the meaning ascribed to that term in the Cross-Border Merger Proposal.

5	The management bodies of the Merging Companies propose to carry out a cross-border merger whereby all of the assets and liabilities of Sono N.V. will be transferred under universal title (onder algemene titel) to Sono Lux and Sono N.V. will be dissolved without liquidation in accordance with the provisions of article 1025-17 of the Lux Law and the Dutch Law.

6	That the Cross-Border Merger Proposal together with this notification have been (i) filed with the Dutch Trade Register and Register of Commerce and Companies of Luxembourg, (ii) published with the Dutch Government Gazette (Staatscourant) and the Recueil Electronique des Sociétés et Associations, and (iii) made available at the registered offices of the Merging Companies.

7	That the management bodies of the Merging Companies hereby give notice to the shareholders and the creditors of the Merging Companies and the employees which belong to the Merging Companies, that they may submit remarks to each of the Merging Companies regarding the content of the Cross-Border Merger Proposal (in accordance with section 2:335e, paragraph 1, of the Dutch Civil Code). Such remarks may be submitted until five business days prior to the Extraordinary General Meeting.

8	That upon receipt of remarks comments, the management bodies of the Merging Companies will immediately file these at the registered offices of the Merging Companies. Such remarks will be available at the offices of the Merging Companies until the Effective Date and, following such date, for a period of six months at the registered offices of Sono Lux and, after the Conversion taking legal effect, the registered offices of Sono Delaware. A copy of the submitted remarks will be granted free of charge upon request to those entitled.

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Schedule 1 Cross-Border Merger Proposal

[intentionally omitted]

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